Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

February 06, 2024

Alberto Zapata, Esq.

Tony Burak

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File No.:	333-276426
Funds:

LVIP American Century Balanced Fund, LVIP American Century Capital Appreciation Fund, LVIP American Century Disciplined Core Value Fund, LVIP American Century Inflation Protection Fund, LVIP American Century International Fund, LVIP American Century Large Company Value Fund, LVIP American Century Mid Cap Value Fund, LVIP American Century Ultra Fund, LVIP American Century Value Fund (the “Acquiring Funds”)

Dear Mr. Burak and Mr. Zapata:

This letter responds to your comments, provided via phone on February 01, 2024, to the Registrant’s registration statement filed on Form N-14 on January 08, 2023, under Rule 488(a) under the Securities Act of 1933 (the “Registration Statement”). The Registration Statement was filed to solicit proxies and to register shares of each Acquiring Fund for its acquisition of a corresponding series of American Century Variable Portfolios, Inc. and American Century Variable Portfolios II, Inc., specifically, the VP Balanced Fund, VP Capital Appreciation Fund, VP Disciplined Core Value Fund, VP Inflation Protection Fund, VP International Fund, VP Large Company Value Fund, VP Mid Cap Value Fund, VP Ultra Fund, and VP Value Fund (the “Acquired Funds”). The Acquiring Funds are series of the Registrant.

The following are your comments and the Registrant’s responses.

1)

Please clarify wherever equal share values are mentioned that, for certain of the reorganizations, there could be differences in valuations because of the use of difference pricing vendors and policies.

a)	The requested revision has been made.

2)	Please clarify what is meant by the sentence, “We do not believe that changes due to the differences in the vendors or procedures used for pricing Fund portfolio securities.”

a)	The requested revision has been made. The sentence has been updated as follows:

These minor differences can arise from differences in the vendors or procedures used for pricing Fund portfolio securities.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

3)	Please clarify that the valuation difference in the Standard Class II shares of the LVIP American Century Mid Cap Value Fund rounds up to a penny.

a)	The requested revision has been made.

4)	Please update the URL “americancentury.com/vpdocs” as it does not resolve to a website.

a)	The requested revision has been made. The URL has been updated to www.americancentury.com/vpdocs.

5)	In the section entitled Comparison of Fees and Expenses, please confirm the fees presented reflect the current expenses of the Funds.

a)	Confirmed.

6)	In the section entitled Comparison of Fees and Expenses, please confirm that the numbers in footnote 2 to the table representing fees for the American Century Inflation Protection Fund are accurate.

a)	Confirmed.

7)	Please confirm there have been no material changes to the Capitalization table since November 30, 2023.

a)	Confirmed.

8)	In Appendix B Acquired Funds Investment Advisory Fee Schedules, please remove the extra zeroes in the fee rates for VP Ultra and VP Value.

a)	The requested revision has been made.

9)	In the Statement of Additional Information, please explain the valuation differences by stating which types of securities they apply to and what the differences are.

a)	The requested revision has been made.

10)	In the Statement of Additional Information, please clarify that the valuation difference in the Standard Class II shares of the LVIP American Century Mid Cap Value Fund rounds up to a penny.

a)	The requested revision has been made.

11)	If available, please provide portfolio turnover and performance as of December 31, 2023.

a)	Portfolio turnover and performance figures for the Registrants are not yet available. The Registrant will respectfully use the most recent, audited figures as of December 31, 2022.

12)	If available, please update the fee tables to reflect the period ending December 31, 2023.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

a)	Fund fee information as of December 31, 2023 is not yet available. The Registrant will use the most recent figures, which are as of June 30, 2023.

13)	Please update the assets under management for Lincoln Financial Investments Corporation as of December 31, 2023.

a)	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

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